Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 26 DATED DECEMBER 29, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 13 dated April 14, 2015, supplement no. 21 dated October 27, 2015, supplement no. 22 dated November 13, 2015, supplement no. 23 dated December 15, 2015, supplement no. 24 dated December 17, 2015 and supplement no. 25 dated December 21, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property containing 59,818 rentable square feet in Henderson, Nevada.
Acquisition of 2200 Paseo Verde
On December 23, 2015, we, through an indirect wholly owned subsidiary (the “Buyer”) acquired an office building containing 59,818 rentable square feet located on approximately 3.5 acres of land in Henderson, Nevada (the “2200 Paseo Verde”). The seller is not affiliated with us or our advisor.
The purchase price of 2200 Paseo Verde was $13.4 million plus closing costs. We funded the purchase of 2200 Paseo Verde with proceeds from the 2200 Paseo Verde Mortgage Loan (described below) from an unaffiliated lender and proceeds from this offering.
2200 Paseo Verde was built in 2004. As of December 23, 2015, 2200 Paseo Verde was 78% leased to 9 tenants with a weighted-average remaining lease term of 2.3 years.
Related Financing of 2200 Paseo Verde
On December 23, 2015, in connection with the acquisition of 2200 Paseo Verde, the Buyer entered into a one year mortgage loan with an unaffiliated lender for borrowings of $7.4 million secured by 2200 Paseo Verde (the “2200 Paseo Verde Mortgage Loan”).
The 2200 Paseo Verde Mortgage Loan matures on January 1, 2017, with one six-month period extension option, subject to terms and conditions in the loan documents. The 2200 Paseo Verde Mortgage Loan bears interest at a floating rate of 225 basis points over daily LIBOR. We have the right to prepay the principal balance of the loan in full at any time and in part from time to time, subject to the terms of the loan documents.
KBS SOR US Properties II LLC (“SOR US Properties II”), our indirect wholly owned subsidiary, is providing a guaranty of the all principal and interest outstanding under 2200 Paseo Verde Mortgage Loan upon the commission of certain intentional actions by the Buyer, SOR US Properties II or any of their affiliates in violation of the loan documents (the “Triggering Events”). SOR US Properties II is also providing a limited guaranty with respect to certain potential losses or damages suffered by the lender as a result of the occurrence of a Triggering Event.

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